

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 11, 2007

Mr. Daniel W. Rumsey
Principal Executive and Financial Officer
Wave Wireless Corporation
6080 Center Drive
Los Angeles, CA 90045

      Re: Wave Wireless Corporation
               Form 10-KSB for Fiscal Year Ended December 31, 2005
               Filed March 24, 2006

               Forms 10-Q for Fiscal Quarters Ended June 30, 2006
               File No. 0-25356

Dear Mr. Rumsey:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                             Sincerely,

                             Larry Spirgel
                             Assistant Director